Exhibit 99.1

Lufax Announces New Chief Compliance Officer Hire

SHANGHAI, Apr 27, 2026 /PRNewswire/ — Lufax Holding Ltd (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced that it has appointed Ms. Xiaodi Wang as the Chief Compliance Officer of the Company, with immediate effect.

The biographical details of Ms. Wang are set out below.

Ms. Xiaodi Wang, aged 42, possesses extensive legal and compliance experience at large financial institutions and has deep expertise in regulatory policies, laws and regulations in the finance industry and corporate governance practices. Ms. Wang joined Ping An Asset Management Co., Ltd. in September 2012 and currently serves as the general manager of the internal control and compliance department and board secretary. Prior to joining Ping An Asset Management Co., Ltd., Ms. Wang had served as a compliance specialist at the compliance and internal audit department of AXA-SPDB Investment Managers Co., Ltd. from July 2009 to September 2012. Ms. Wang has served as an industry expert with various industry associations and other institutions. She has served a specially appointed research fellow at the Lujiazui Institute of Financial Security since November 2024, the deputy secretary-general of the third legal and compliance professional committee of the Insurance Asset Management Association of China from December 2023. Ms. Wang received a bachelor of laws degree and a master of laws degree, both from East China University of Political Science and Law, in 2006 and 2009, respectively.

The Company would like to take this opportunity to express its warmest welcome to Ms. Wang on her appointment.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. Lufax offers financing products designed to address the needs of small business owners and others. In doing so, Lufax has established relationships with 85 financial institutions in China as funding partners, many of which have worked with Lufax for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

Confidential. Not for Outside Distribution.	1